

Mail Stop 3720

October 26, 2006

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

> **Re:** **Koninklijke KPN N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-13980**

Dear Mr. Smits:

We have reviewed your supplemental response letter dated October 16, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 18, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Purchase of UMTS network, page 150

Please refer to prior comment 15.

1. It is unclear to us how the rights to use the land and fixed assets constructed on that land are under the scope of IAS 17. Please address the following comments.

   - Tell us how the rights to use the land transferred "substantially all the risks and rewards incidental to ownership" to you.
   - Tell us if the lease transfers ownership of the land by the end of the lease term. If not, tell us how you considered this fact in the accounting for the transaction as a finance lease.
   - Tell us why it is appropriate to include the fixed assets you own that were constructed on the land in the evaluation of the lease under IAS 17. We note that you are required to dismantle the fixed assets at the end of the lease term.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director